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Supplemental Material for Financial Results for FY2009 (Unconsolidated)
( Japan GAAP )
--------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                      FY2008                                            FY2009                                              FY2010
                    -----------------------------------------          --------------------------------------
                         1Q         2Q       3Q        4Q     12 months    1Q        2Q        3Q        4Q   12 months     Forecast
                       (2007/     (2007/   (2007/    (2008/    ('07/4-   (2008/    (2008/    (2008/    (2009/  ('08/4-      ('09/4-
                         4-6)       7-9)    10-12)     1-3)     '08/3)     4-6)      7-9)    10-12)      1-3)   '09/3)       '10/3)
------------------------------------------------------------------------------------------------------------------------   ---------
Domestic vehicle
production
(thousands of units)    1,018        982    1,133     1,131     4,264     1,027       980       874       512     3,393       2,940
------------------------------------------------------------------------------------------------------------------------   ---------
Overseas vehicle
production
(thousands of units)    1,084      1,070    1,129     1,141     4,424     1,164       998       895       653     3,710       3,360
------------------------------------------------------------------------------------------------------------------------   ---------
Vehicle Sales
(thousands of units)    1,021        987    1,148     1,147     4,303     1,033       992       915       539     3,479       3,010
  ----------------------------------------------------------------------------------------------------------------------   ---------
  Domestic                358        371      410       456     1,595       368       354       322       296     1,340       1,350
  ----------------------------------------------------------------------------------------------------------------------   ---------
  Exports                 663        616      738       691     2,708       665       638       593       243     2,139       1,660
  ----------------------------------------------------------------------------------------------------------------------   ---------
     North America        326        307      350       321     1,304       310       273       268        77       928         690
  ......................................................................................................................   .........
        Europe            114         94      103       116       427       117       108        80        46       351         340
  ......................................................................................................................   .........
         Asia              35         36       48        45       164        48        44        32        17       141         120
  ......................................................................................................................   .........
      Central and
     South America         30         31       33        25       119        26        25        22         6        79          40
  ......................................................................................................................   .........
        Oceania            45         41       49        52       187        51        44        38        27       160         150
  ......................................................................................................................   .........
         Africa            39         33       37        33       142        35        32        41        17       125          80
  ......................................................................................................................   .........
       Middle East         72         72      117        98       359        76       110       110        51       347         240
  ......................................................................................................................   .........
          Other             2          2        1         1         6         2         2         2         2         8
------------------------------------------------------------------------------------------------------------------------   ---------
Housing Sales (units)     732      1,160    1,198     1,532     4,622       771     1,278     1,342       944     4,335       4,400
------------------------------------------------------------------------------------------------------------------------   ---------
Net Revenues
(billions of yen)     2,908.8    2,828.3  3,238.4   3,103.7  12,079.2   2,890.5   2,758.7   2,292.2   1,337.0   9,278.4     7,800.0
------------------------------------------------------------------------------------------------------------------------   ---------
        Domestic        793.7      820.4    935.2   1,000.5   3,549.8     859.9     816.6     740.6     642.7   3,059.8
  ......................................................................................................................
         Exports      2,115.1    2,007.9  2,303.2   2,103.2   8,529.4   2,030.6   1,942.1   1,551.6     694.2   6,218.5
------------------------------------------------------------------------------------------------------------------------   ---------
Operating Income
(billions of yen)       324.6      285.1    299.0     199.9   1,108.6     173.5      79.0    -149.2    -291.2    -187.9      -630.0

 (Operating Income
  Ratio) (%)        (    11.2)  (   10.1) (   9.2)  (   6.4) (    9.2) (    6.0)  (   2.9)  (  -6.5)  ( -21.8)  (  -2.0)    (  -8.1)
------------------------------------------------------------------------------------------------------------------------   ---------
Ordinary Income
(billions of yen)       511.0      341.4    498.7     229.5   1,580.6     401.4     193.8     -83.4    -329.3     182.5      -370.0

 (Ordinary Income
  Ratio) (%)        (    17.6)  (   12.1) (  15.4)  (   7.4) (   13.1)  (  13.9)  (   7.0)  (  -3.6)  ( -24.6)  (   2.0)    (  -4.7)
------------------------------------------------------------------------------------------------------------------------   ---------
Net Income
(billions of yen)       361.5      240.4    375.1     161.1   1,138.1     321.1     151.1      -6.4    -409.2      56.6      -180.0

 (Net Income
  Ratio) (%)        (    12.4)  (    8.5) (  11.6)  (   5.2) (    9.4)  (  11.1)  (   5.5)  (  -0.3)  ( -30.6)  (   0.6)    (  -2.3)
------------------------------------------------------------------------------------------------------------------------   ---------
R&D Expenses
(billions of yen)       194.1      184.6    213.6     226.2     818.5     199.6     208.8     182.0     179.4     769.8       700.0
------------------------------------------------------------------------------------------------------------------------   ---------
Depreciation Expenses
(billions of yen)        72.8       77.7     63.3      63.6     277.4      68.8      76.8      79.6      89.7     314.9       310.0
------------------------------------------------------------------------------------------------------------------------   ---------
Capital Expenditures
(billions of yen)        49.0       94.7     90.1     167.4     401.2      64.5      92.6      93.3     118.7     369.1       200.0
------------------------------------------------------------------------------------------------------------------------   ---------

--------------------------------------------------  Cautionary Statement with Respect to Forward-Looking Statements
Analysis of Net Income for FY2009
4Q & 12 months                      4Q   12 months  This report contains forward-looking statements that reflect Toyota's plans and
                                  (2009/  ('08/4-   expectations. These forward-looking statements are not guarantees of future
(billions of yen, approximately)   1-3)    '09/3)   performance and involve known and unknown risks, uncertainties and other factors
-------------------------------------------------   that may cause Toyota's actual results, performance, achievements or financial
Effects of Marketing Activities   -440.0   -580.0   position to be materially different from any future results, performance,
-------------------------------------------------   achievements or financial position expressed or implied by these forward-looking
Cost Reduction Efforts              50.0     40.0   statements. These factors include: (i) changes in economic conditions and market
-------------------------------------------------   demand affecting, and the competitive environment in, the automotive markets in
  From Engineering                  40.0      0.0   Japan, North America, Europe, Asia and other markets in which Toyota operates;
  -----------------------------------------------   (ii) fluctuations in currency exchange rates, particularly with respect to the
  From Manufacturing and Logistics  10.0     40.0   value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the
-------------------------------------------------   Canadian dollar and the British pound; (iii) Toyota's ability to realize
Effects of Changes                                  production efficiencies and to implement capital expenditures at the levels and
in Exchange Rates                 -150.0   -690.0   times planned by management; (iv) changes in the laws, regulations and
-------------------------------------------------   government policies in the markets in which Toyota operates that affect Toyota's
Increases in Expenses, etc          48.9    -66.5   automotive operations, particularly laws, regulations and government policies
-------------------------------------------------   relating to trade, environmental protection, vehicle emissions, vehicle fuel
    (Changes in Operating Income) -491.1 -1,296.5   economy and vehicle safety, as well as changes in laws, regulations and
-------------------------------------------------   government policies that affect Toyota's other operations, including the outcome
Non-operating Income               -67.7   -101.6   of future litigation and other legal proceedings; (v) political instability in
-------------------------------------------------   the markets in which Toyota operates; (vi) Toyota's ability to timely develop
Income Taxes, etc                  -11.5    316.6   and achieve market acceptance of new products; and (vii) fuel shortages or
-------------------------------------------------   interruptions in transportation systems, labor strikes, work stoppages or other
    (Changes in Net Income)       -570.3 -1,081.5   interruptions to, or difficulties in, the employment of labor in the major
-------------------------------------------------   markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
                                                    A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in
                                                    Toyota's annual report on Form 20-F, which is on file with the United States
                                                    Securities and Exchange Commission.

 (Note 1) Shows the number of employees (excluding loan employees from Toyota and its consolidated subsidiaries ("Toyota") to outside Toyota and including loan employees from outside Toyota to Toyota)
 (Note 2) "Net income attributable to Toyota Motor Corporation", equivalent to "Net Income" up to FY2009
 (Note 3) 2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend (Note 4) Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
 (Note 5) Excludes financial subsidiaries
 (Note 6) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

                                 Supplemental 4